CARTOON ACQUISITION, INC.

POST OFFICE BOX 202
WYOMING, NEW YORK 14591-0202

TELEPHONE (585) 495-6907

Advice of Delivery;
Facsimile Delivered by Telecopier to (585) 244-0053
(Original Delivered by U. S. Mail)

October 31, 2005

The Board of Directors
DIAMINE TECH GROUP, INC.
Suite 301
2541 Monroe Avenue
Rochester, New York 14618-3123

Subject: Prospective Business Combination of Cartoon Acquisition, Inc. (DE) with Diamine Tech Group, Inc. (DE)

Ladies and Gentlemen:

As you are aware, several months ago the acting senior executive officer of Cartoon Acquisition, Inc., a United States corporation organized under the laws of the State of Delaware, Federal Employer Identification No. 20-0269287 ("Cartoon"), held preliminary discussions with your President in connection with a potential combination of our companies. Although Cartoon was not able to obligate itself in regard to the consideration that was offered to the shareholders of Diamine Tech Group, Inc., a Delaware corporation ("Diamine"). At that time, I believed that both management teams viewed a combination of our companies as strategically compelling.

On this date, Cartoon is prepared to initiate the strategic business combination of Cartoon and Diamine Tech Group, Inc., a Delaware corporation ("Diamine"), on terms that may provide far greater benefit for Diamine's shareholders, in contrast to such that they may be receiving under Diamine's present and limited administrative capability. Consequently, I believe this offer by Cartoon merits detailed and serious consideration by you and by Diamine's shareholders.

To that extent, Cartoon proposes to combine with Diamine in a stock-for-stock transaction that would be tax-deferred (in terms of the immediacy of any assessment for liability under the

Internal Revenue Service's capital gains' regulations) to our now respective, then mutual, shareholders. (The actual details of the Exchange are more fully described hereinbelow. The exchange ratio would remain constant and will result in Diamine's shareholders owning approximately 7.5% of the combined company.)

By the effect of the share exchange described herein, Cartoon will be capable of overcoming one of the principal impediments for potentially having its common voting equity securities quoted on an electronic or intermediary quotation system; namely, by its ability to demonstrate that it has a certain number of shareholders. With Cartoon's capability to have its common stock quoted on the Over-the-Counter Bulletin Board, Diamine's shareholders will gain additional comfort from having a significantly enhanced path to liquidity compared to their existing situation. (Of course, Cartoon must demonstrate its capability to establish itself, either directly or through a subsidiary, by conducting ongoing business; however, this statement is intended to characterize, although optimistically, the fact that Diamine, acting independently of a company that *is actually, actively engaged in business*, as it is presently depicted, is incapable of easily having its securities qualify to trade on the Over-the-Counter Bulletin Board.) I also anticipate a seat on the combined company's board of directors would be given to an individual designated by Diamine.

Therefore, Cartoon is providing you with this preliminary letter of intent ("Letter of Intent") whereby; Cartoon is summarizing its preliminary discussions with you and is formally representing its intent to pursue a proposed a business combination (the "Exchange") between Cartoon and Diamine, in exchange for certain valuable consideration ("Exchange Consideration") to be paid by Cartoon and identified hereunder, and for the mutual indemnifications, covenants, releases, filings, and the specific performance respective of and to Cartoon's and Diamine's obligations that may arise therefrom, all in accordance with the following understandings, provisions, terms, and conditions. Of course, a definitive share exchange agreement must be executed by Cartoon and Diamine, in pursuance of the terms and provisions set forth hereunder (the "Exchange Agreement"), which will contain many terms and provisions in addition to those contained in this Letter of Intent, and, which must be agreed upon by Diamine's Directors and shareholders.

Where applicable, this offer succeeds all prior offers, writings, proposals, and oral communications heretofore delivered or expressed between the Parties (Cartoon and Diamine, when hereinafter referred to on a collective basis).

This offer does not intend to corrupt or circumvent any rule or regulation of the Securities and Exchange Commission ("SEC") or of any state's securities laws. Moreover, this offer, by itself, does not constitute an offer to sell or buy or a solicitation to buy or sell securities in the United States. In addition, a facsimile of this Letter of Intent must be furnished to the SEC in accordance with the provisions of Rule 425.

Once accepted, Cartoon will consider this offer to be a binding obligation of the Parties that unequivocally confirms their mutual desire to consummate the transaction set forth herein. To that extent, Cartoon will report that event on a current report to the SEC.

Please be advised: This letter contains certain statements that may suggest the existence of certain risks and uncertainties under the transaction hereby proposed and are expressed

through the language used by Cartoon to describe the proposed transaction, and the anticipated results therefrom, and all to induce Diamine's acceptance hereof. Diamine's shareholders may be subject to unidentified adverse risks related to the prospective transaction discussed herein, which, in some cases, may be concealed by Cartoon's use of these certain and ambiguous phrases or terms. These statements may relate to Cartoon's stated future actions, objectives, expectations, and intentions regarding the subject matter hereof, if any. The use of words such as "contemplate," "anticipate," "intend," "plan," "propose," "may," "could," and similar terms and expressions may identify these statements. The actual consequences of Cartoon's future performance could differ materially from those delineated herein. Factors that could contribute to these differences include those discussed and elsewhere contained in this Letter of Intent. (In the phraseology of the SEC, the types of phrases and terms referred to above are sometimes referred to as "forward-looking" statements.)

Cartoon's understanding of the proposed transaction with Diamine is as follows:

1. **Transaction Overview.** In consideration of the mutual representations, warranties, covenants, and agreements to be contained in the Exchange Agreement, and for other good and valuable consideration, the receipt and sufficiency of which will be required to be acknowledged, and, in addition to additional terms, provisions, covenants, and conditions to be contained in the Exchange Agreement, each of Cartoon and Diamine agree to proceed to effect a share exchange between the Parties; whereby:

1.1 The Exchange Consideration. Cartoon will offer Exchange Consideration to the holders of Diamine's common voting equity securities for the satisfactory and timely consummation of the Exchange in an amount equal to $0.0054 per share, to be paid by a negotiable promissory note, which shall be distributed on a proportionate basis to Diamine's shareholders by a distribution and/or paying agent satisfactory to Diamine's Board of Directors. Cartoon will be obligated to pay that certain non-interest bearing note not later than 45 days from the Closing. (The ultimate liability and obligation of the Exchange Consideration shall remain with Cartoon, in its successor form.) Any portion of the Exchange Consideration, which remains undistributed to Diamine's shareholders for three (3) months beyond the payment of the note by Cartoon, shall be returned to Cartoon and shall be subject to renewal, redistribution, or cancellation by Cartoon's determination. Thereafter, the eligible persons or entities, respectively, to whom or to which a portion of the Exchange Consideration was to have been paid or issued, shall thereafter look only to Cartoon for final settlement of their respective claim or claims to the Exchange Consideration, to be settled by Cartoon at its convenience.

1.2 The Exchange. At the Effective Time and upon the terms and subject to the conditions set forth in the definitive Exchange Agreement and to operate not inconsistent with the applicable provisions of the business combination statutes of the State of Delaware and all amendments and additions thereto ("Delaware Law"), by virtue of the Exchange and without any action on the part of Cartoon or the holder of any shares of Diamine Common Stock, the following shall occur:

1.3 Number of Shares of Cartoon Common Stock. At the Effective Time, Cartoon shall issue and/or cause to be reserved shares of its common stock such that the

shareholders of Diamine together will own an aggregate of 7.5% of the total issued and outstanding common stock of Cartoon at the Effective Time.

1.4 Conversion of Diamine Common Stock. Each share of Diamine Common Stock issued and outstanding immediately prior to the Effective Time (other than any Dissenting Shares, as such term is defined in paragraph 1.7 hereinbelow) will be automatically cancelled and extinguished and each share of Diamine Common Stock that is issued and outstanding immediately prior to the Effective Time shall be converted automatically into the right to receive shares of Cartoon Common Stock proportionate to the sum of the total number of shares of Diamine Common Stock issued and outstanding immediately prior to the Effective Time (the "Fully Diluted Shares"). The foregoing rate of exchange of the Diamine Common Stock shall be referred to as the "Exchange Ratio."

1.5 Effective Time. The Exchange will become effective upon the proper filing of the requisite documents with the Secretary of State of the State of Delaware, and with such other jurisdictions as may be required, and, in accordance with the applicable provisions of Regulation 14C, on the date following 20 calendar days from the date Cartoon's shareholders approve the Exchange and after Cartoon files a Schedule 14C with the SEC (17 CFR 240.14c-2) that will evidence the definitive agreement by Diamine's shareholders of the Exchange (the "Effective Time").

1.6 Fractional Shares. No fraction of a share of Cartoon Common Stock will be issued upon such exchange of shares of Diamine Common Stock. Instead amounts of shares will be rounded up to the nearest whole number.

1.7 Reservation of Shares. Cartoon will reserve sufficient shares of Cartoon Common Stock for issuance pursuant to paragraph 1.3 hereinabove.

1.8 Dissenting Shares.

(a) Notwithstanding any provision of the Exchange Agreement to the contrary, any shares of Diamine Common Stock held by a holder who has demanded and perfected appraisal rights for such shares in accordance with Delaware Law and who, as of the Effective Time, has not effectively withdrawn or lost such appraisal or dissenters' rights ("Dissenting Shares") shall not be converted into or represent a right to receive Cartoon Common Stock pursuant to paragraphs 1.2 and 1.3 hereinabove, but the holder thereof shall only be entitled to such rights as are granted by Delaware Law.

(b) Notwithstanding the provisions of paragraph 1.7, if any holder of shares of Diamine Common Stock who demands appraisal of such shares under Delaware Law shall effectively withdraw or lose (through failure to perfect or otherwise) the right to appraisal, then, as of the later of (i) the Effective Time or (ii) the occurrence of such event, such holder's shares shall automatically be converted into and represent only the right to receive Cartoon Common Stock as hereinabove provided in paragraphs 1.2 and 1.3, without interest thereon, in accordance with said paragraphs 1.2 and 1.3.

(c) Diamine shall give Cartoon (i) prompt notice of its receipt of any written demands for appraisal of any shares of Cartoon Common Stock, withdrawals of such demands, and any other instruments relating to the Exchange received by Diamine and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under Delaware Law.

1.9 Exchange of Certificates. At Closing, or as soon as practicable thereafter, Cartoon's transfer agent shall issue a letter of transmittal to each Diamine Shareholder of record. After having received a completed letter of transmittal and certificates representing such Diamine Shareholder's Diamine Common Stock, the transfer agent shall deliver certificates representing the whole number of shares of Cartoon Common Stock into which such Diamine Shareholder's shares of Diamine Common Stock shall have been exchanged as set forth herein. Each respective Cartoon and Diamine shareholder must pay the sum of $15.35 (to cover the cost to issue a new certificate and mail it to the shareholder) at such time he delivers his certificate to Cartoon's stock transfer agent.

1.10 No Further Ownership Rights in Diamine Common Stock. All shares of Cartoon Common Stock issued upon the surrender for exchange of shares of Diamine Common Stock in accordance with the terms contained in the Exchange Agreement shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Diamine Common Stock, and there shall be no further registration of transfers on the records of Diamine of shares of Diamine Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, certificates are presented to Cartoon for any reason, they shall be canceled and exchanged as provided in the Exchange Agreement.

1.11 Lost, Stolen or Destroyed Certificates. In the event any certificates evidencing shares of Diamine Common Stock shall have been lost, stolen or destroyed, the transfer agent for Cartoon shall issue certificates representing such shares of Cartoon Common Stock in exchange for such lost, stolen or destroyed certificates; upon (a) the making of an affidavit of that fact by the holder thereof and (b) the payment to Cartoon's transfer agent of $15.35 (to cover the cost to issue a new certificate and mail it to the shareholder).

1.12 Exemption from Registration. The shares of Cartoon Common Stock to be issued to Diamine's shareholders in connection with the exchange and discussed hereinabove in paragraphs 1.2 and 1.3 will be issued in a transaction exempt from registration under the Securities Act of 1933, as amended, including the rules and regulations promulgated thereunder (the "Securities Act").

1.13 Reporting of Exchange. For Federal, state, and local income tax return reporting purposes, all Parties agree to treat the Exchange as a nontaxable exchange under paragraph 368 of the Internal Revenue Code (the "Code"). Diamine and Cartoon shall take no action with respect to the capital stock, assets, or liabilities of Cartoon that could reasonably be expected to cause the Exchange to fail to qualify as a nontaxable exchange within the meaning of paragraph 368 of the Code; provided,

however, that the Parties' obligations pursuant to this provision will be subject to their respective right to terminate the definitive Exchange Agreement pursuant to the termination provisions thereof. Neither Cartoon nor Diamine will take any action which could reasonably be expected to preclude the exchange from qualifying as a nontaxable exchange under paragraph 368 of the Code.

1.14 Board of Directors and Officers of Cartoon. Simultaneously at Closing all of the existing directors of Diamine shall resign and all of the existing officers of Diamine shall resign.

1.15 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any such further action will be necessary or desirable to carry out the purposes of the definitive Exchange Agreement, the officers and directors of Cartoon are fully authorized to take, and will use their reasonable efforts to take, all such lawful and necessary action.

2. The Closing.

2.1 Time and Place of Closing. Cartoon expects the closing of the Exchange (the "Closing") to take place at a time and place to be determined by the Parties, on November 25, 2005, provided that the definitive conditions precedent to Closing have been satisfied, unless otherwise agreed to in the definitive Exchange Agreement, or unless an objection or comment to Cartoon's Schedule 14C in this regard by the SEC will delay the Closing.

2.2 Obligations of Diamine and the Diamine Shareholders at or Prior to the Closing. At or prior to Closing, and subject to the satisfaction by Cartoon of its obligations under the definitive Exchange Agreement, Diamine and the Diamine Shareholders expect to deliver to Cartoon the following:

(a) A copy of the Certificate of Incorporation of Diamine, as amended, certified as of a date within 10 days of the Closing by the Secretary of State of the State of Delaware and certified by the corporate secretary of Diamine as to the absence of any amendments between the date of certification by the Secretary of State and the Closing;

(b) A certificate from the Secretary of State of the State of Delaware as to the existence and good standing of Diamine as of a date within 10 days of the Closing;

(c) A certificate of the corporate secretary of Diamine attaching thereto true and correct copies of the bylaws of Diamine;

(d) An opinion by Diamine's counsel that Diamine was duly formed and is validly existing, and has all requisite corporate authority to enter into the Exchange Transaction;

(e) A current list of Diamine's shareholders;

(f) A current statement of financial condition certified by Diamine's certified public accountant for the year ended December 31, 2004 and for the period ended June 30, 2005;

(g) The certificates evidencing the shares of Diamine Common Stock owned by the Diamine Shareholders, duly endorsed for transfer to Cartoon;

(h) A copy of the Form D that was filed by Diamine with the SEC; and

(i) Such other documents as are required pursuant to the definitive Exchange Agreement or as may reasonably be requested from Diamine by Cartoon or its counsel.

2.3 Obligations of Cartoon at or Prior to the Closing. At or prior to Closing, and subject to the satisfaction by Diamine of its obligations under the definitive Exchange Agreement, Cartoon expects to deliver to Diamine and to the Diamine Shareholders the following:

(a) A copy of the Certificate of Incorporation of Cartoon certified as of a date within ten days of the Closing by the Secretary of State of the State of Delaware and certified by the corporate secretary of Cartoon as to the absence of any amendments between the date of certification by the Secretary of State and the Closing;

(b) A certificate from the Secretary of State of the State of Delaware as to the existence and good standing of Cartoon as of a date within ten days of the Closing;

(c) A certificate of the corporate secretary of Cartoon attaching thereto true and correct copies of the bylaws of Cartoon and the corporate resolutions duly adopted by the board of directors of Cartoon authorizing the consummation of the transactions contemplated by the Exchange;

(d) Such other documents as are required pursuant to the Exchange Agreement or as may reasonably be requested from Cartoon by Diamine or its counsel; and

(e) Certificates evidencing the Cartoon Common Stock to be issued to the Diamine Shareholders pursuant to the provisions set forth in the Exchange Agreement.

3. **Reasons for Termination of the Exchange.** The Exchange may be terminated at any time prior to the Closing as follows:

3.1 by mutual written consent of Cartoon and Diamine;

3.2 by Cartoon or Diamine by written notice to the other party hereto, if the Closing shall not have occurred on or prior to the close of business on November 4, 2005

(unless such event has been caused by a breach of the Exchange Agreement by the party that is seeking such termination);

3.3 by Cartoon or by Diamine if a Governmental or Regulatory Body has permanently enjoined or prohibited consummation of the Share Exchange and such court or government action is final and nonappealable;

3.4 by Cartoon if it is not in material breach of its obligations under the Exchange Agreement if Diamine has failed to comply in any material respect with any of its covenants or agreements under the Exchange Agreement that are required to be complied with prior to the date of such termination; or

3.5 by Diamine if it is not in material breach of its obligations under the Exchange Agreement if Cartoon has failed to comply in any material respect with any of its covenants or agreements under the Exchange Agreement that are required to be complied with prior to the date of such termination.

3.6 by Cartoon if Diamine fails to obtain approval of the Exchange by Diamine Shareholders;

3.7 by Diamine if Cartoon fails to obtain approval of the Exchange by the Cartoon shareholders;

3.8 by Diamine if there is an action pending or threatened against Cartoon by the SEC with respect to the revocation of the registration of Cartoon's Common Stock; and

3.9 by either Cartoon or Diamine in the event that such other party is the subject of any litigation, claim, suit, action or proceeding, or to such party's Knowledge is aware of the threat of such litigation, claim, suit, action or proceeding, the subject of which are the transactions contemplated in the Exchange Agreement.

Should Diamine terminate the Exchange Agreement for any reason other than a default by Cartoon as described in the Exchange Agreement, Diamine shall be liable for all damages caused by the failure to close. Similarly, if Cartoon should terminate the Exchange Agreement for any reason other than a default by Diamine as described in the Exchange Agreement, Cartoon shall be liable for all damages caused by the failure to close.

In the event of termination of the Exchange Transaction, the Exchange Agreement shall forthwith become void and there shall be no liability or obligation on the part of Cartoon or Diamine, or their respective officers, directors or Shareholders; provided, that each party shall remain liable for any willful breaches of the Exchange Agreement prior to its termination.

In the event of termination of the Exchange Agreement for any reason, Cartoon shall record as liabilities payable to Diamine any funds advanced by Diamine or by any of Dimaine's individual shareholders or direct affiliates. Such funds advanced by Diamine shall be reduced to a one year 6% promissory note payable by Cartoon to Diamine effective as of the date of termination of the Exchange Agreement.

4. Conditions Precedent to the Exchange Closing.

4.1 Conditions Precedent to the Obligations of Cartoon to Complete the Closing. To be contained in the definitive Exchange Agreement, the obligations of Cartoon to enter into and complete the Closing will be subject to the fulfillment of the following conditions, any one or more of which may be waived by Cartoon:

(a) (i) All of the terms, covenants, and conditions of the Exchange Agreement to be complied with or performed by Diamine at or before the Closing shall have been duly complied with and performed in all material respects, (ii) the representations and warranties of Diamine set forth in Article III shall be true in all material respects on and as of the Closing Date with the same force and effect as if such representations and warranties had been made on and as of the Closing, and (iii) Cartoon shall have received a certificate to such effect from Diamine.

(b) All consents, waivers, approvals, licenses, authorizations of, or filings or declarations with third parties or governmental or regulatory bodies required to be obtained by Diamine in order to permit the transactions contemplated by the Exchange Agreement to be consummated in accordance with agreements and court orders applicable to Diamine and applicable governmental laws, rules, regulations and agreements shall have been obtained and any waiting period thereunder shall have expired or been terminated, and Cartoon shall have received a certificate from Diamine to such effect.

(c) All actions, proceedings, instruments, and documents in connection with the consummation of the transactions contemplated by the Exchange Agreement, including the forms of all documents, legal matters, opinions, and procedures in connection therewith, shall have been approved in form and substance by Cartoon or its counsel, which approval shall not be unreasonably withheld.

(d) Diamine shall have furnished such certificates to evidence compliance with the conditions, as may be reasonably requested by Cartoon or its counsel.

(e) Diamine shall not have suffered any negative or adverse material effect.

(f) No material information or data provided or made available to Cartoon by or on behalf of Diamine shall be incorrect in any material respect.

(g) No investigation and no suit, action, or proceeding before any court or any governmental or regulatory authority shall be pending or threatened by any state or Federal governmental or regulatory authority, against Diamine or any of its affiliates, associates, officers, or directors seeking to restrain, prevent, or change in any material respect the transactions contemplated hereby or seeking damages in connection with such transactions that are material to Diamine.

(h) Diamine shall have received the necessary approvals from at least 90% of its shareholders to proceed with the transactions contemplated herein.

(i) Diamine shall have completed an audit of its financial statements and prepared unaudited financial statements, if necessary, so as to allow Cartoon to comply with its reporting requirements to the SEC in connection with the proposed transaction.

(j) The issuance of the Cartoon Common Stock shall be exempt from the registration requirements of the Securities Act pursuant to the exemption contained in Rule 506 of Regulation D.

(k) The audit of Diamine's statements of financial condition for the year ended December 31, 2004 and the review of its quarterly financial statement for the quarter ended June 30, 2005 shall be completed and all fees and costs connected therewith shall be paid in full by Diamine (without any further or continuing obligation to Cartoon or its successor).

(l) Diamine's Form D shall have been completed and filed with the SEC. All fees and costs connected therewith, if any, shall be paid in full by Diamine.

(m) Diamine shall have no assets or liabilities.

4.2 Conditions Precedent to the Obligations of Diamine to Complete the Closing. To be contained in the definitive Exchange Agreement, the obligations of Diamine to enter into and complete the Closing will be subject to the fulfillment on or prior to the Closing Date, of the following conditions, any one or more of which may be waived by Diamine:

(a) (i) All of the terms, covenants, and conditions of the Exchange Agreement to be complied with or performed by Cartoon at or before the Closing shall have been duly complied with and performed in all material respects, (ii) the representations and warranties of Cartoon set forth in Article IV shall be true in all material respects on and as of the Closing Date with the same force and effect as if such representations and warranties had been made on and as of the Closing, and (iii) Diamine shall have received a certificate to such effect from Cartoon.

(b) All consents, waivers, approvals, licenses, authorizations of, or filings or declarations with third Parties or Governmental or Regulatory Bodies required to be obtained by Cartoon in order to permit the transactions contemplated by the Exchange Agreement to be consummated in accordance with agreements and court orders applicable to Cartoon and applicable governmental laws, rules, regulations and agreements shall have been obtained and any waiting period thereunder shall have expired or been terminated, and Diamine shall have received a certificate from Cartoon to such effect.

(c) All actions, proceedings, instruments, and documents in connection with the consummation of the transactions contemplated by the Exchange Agreement, including the forms of all documents, legal matters, opinions, and procedures in connection therewith, shall have been approved in form and substance by counsel for Diamine, which approval shall not be unreasonably withheld.

(d) Cartoon shall have furnished such certificates to evidence compliance with the conditions set forth in this Article, as may be reasonably requested by Diamine or its counsel.

(e) Cartoon shall not have suffered any negative or adverse material effect.

(f) No material information or data provided or made available to Diamine by or on behalf of Cartoon shall be incorrect in any material respect.

(g) No investigation and no suit, action, or proceeding before any court or any governmental or regulatory authority shall be pending or threatened against Cartoon and no investigation and no suit, action, or proceeding before any court or any governmental or regulatory authority shall be pending or threatened against any of its affiliates, associates, officers, or directors seeking to restrain, prevent, or change in any material respect the transactions contemplated hereby or seeking damages in connection with such transactions.

(h) Cartoon shall not have received notification from the SEC that its Registration Statement on Form 10-SB, dated October 2, 2003, was revoked.

(i) Cartoon shall satisfy, in a timely manner, the filing requirements set forth in paragraph 15(d) of the Exchange Act, subject to certain provisions that will be set forth in the definitive Exchange Agreement.

(j) Diamine shall have obtained shareholder approval of the Share Exchange.

(k) Cartoon shall have received from Diamine written resignations from all of its officers and directors, such resignations to be effective upon the Closing. Diamine shall have taken any and all necessary steps, as determined by Cartoon, in its sole discretion, to insure the election of its nominee to Cartoon's Board of Directors, such election to be effective upon the Closing.

(l) Diamine shall have discontinued all of its preexisting business operations, and shall have no assets nor any liabilities.

(m) Cartoon shall comply with Regulation 14A and Regulation 14C, as may be applicable, and shall file a Schedule 14A and/or Schedule 14C that contains the details of the Exchange shall be prepared and be ready for filing with the SEC.

(n) The Form 8-K concerning the Exchange shall be prepared by Cartoon and be ready for filing with the SEC upon Closing of the Exchange. Diamine shall make

available its Audited Financial Statements to Cartoon to be filed with the Form 8-K.

5. **Post-Closing Assurances.** Cartoon and Diamine agree to take the following actions after the Closing Date:

5.1 Further Information. Following the Closing, each party will afford to the other party, its counsel and its accountants, during normal business hours, reasonable access to the books, records and other data of Diamine or Cartoon, as the case may be, relating to the business of Diamine or Cartoon in their possession with respect to periods prior to the Closing and the right to make copies and extracts therefrom, to the extent that such access may be reasonably required by the requesting party (a) to facilitate the investigation, litigation, and final disposition of any claims which may have been or may be made against any party or its affiliates and (b) for any other reasonable business purpose.

5.2 Record Retention. Each party agrees that for a period of not less than five years following the Closing Date, such party shall not destroy or otherwise dispose of any of the books and records of Diamine or Cartoon relating to the business of Diamine or Cartoon in his or its possession with respect to periods prior to the Closing Date. Each party shall have the right to destroy all or part of such books and records after the fifth anniversary of the Closing Date or, at an earlier time by giving each other party hereto 30 days prior written notice of such intended disposition and by offering to deliver to the other party or parties, at the other party's or parties' expense, custody of such books and records as such party may intend to destroy.

5.3 Post-Closing Assistance. Diamine and Cartoon will provide each other with such assistance as may reasonably be requested in connection with the preparation of any tax return, any audit or other examination by any taxing authority, or any judicial or administrative proceedings relating to liability for taxes, and each will retain and provide the requesting party with any records or information that may be reasonably relevant to such return, audit or examination, proceedings or determination. The party requesting assistance shall reimburse the other party for reasonable out-of-pocket expenses incurred in providing such assistance. Any information obtained pursuant to this provision or pursuant to any other paragraph in the definitive Exchange Agreement providing for the sharing of information or the review of any tax return or other schedule relating to taxes shall be kept confidential by the Parties thereto, unless any such sharing of information will be required to be disclosed to Cartoon's accountants or reported to the SEC by Cartoon.

5.4 SEC Reporting. With a view to making available the benefits of certain rules and regulations of the SEC which may at any time permit the sale of the Cartoon Common Stock to the public without registration, from and after the Closing, Cartoon will use its best efforts to:

(a) make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act, at all times; and

(b) file with the SEC in a timely manner all reports and other documents required of Cartoon under the Exchange Act.

6. Survival of the Exchange Transaction.

6.1 Survival of Agreements, Representations and Warranties. Notwithstanding any investigation conducted or notice or knowledge obtained by or on behalf of any party to the Exchange Transaction, each agreement of and to the definitive Exchange Agreement shall survive the Closing without limitation as to time until fully performed and each representation and warranty in the definitive Exchange Agreement or in any exhibits, schedules or certificates delivered pursuant to the definitive Exchange Agreement shall survive the Closing for a period of two years (other than certain representations and warranties to be contained in the definitive Exchange Agreement, which shall survive the Closing without limitation as to time, and other than the representations and warranties contained to be contained in the definitive Exchange Agreement that are similar to the provisions hereof , which shall survive the Closing until the earlier of (i) three and one-half years from the Closing Date and (ii) three years following the date on which Cartoon files the tax return relating to the taxable period from January 1, 2005 through the Closing Date). If indemnification will be sought, notice must be given to the party from whom indemnification will be sought of any claim for indemnification under the applicable termination provisions to be contained in the definitive Exchange Agreement prior to the termination of the relevant survival period.

6.2 Survival of Indemnification Agreements. As will be set forth in Cartoon's Disclosure Schedule to be contained in the definitive Exchange Agreement, Cartoon's agreements to indemnify certain current and former officers, directors, employees, consultants, and shareholders shall survive the Exchange Transaction and shall continue in full force and effect without limitation as to time.

7. Board Approval. The Exchange will be subject to the unanimous approval by Diamine's Board of Directors. Cartoon's Board of Directors has heretofore approved the Exchange and the overall transaction suggested by this Letter of Intent, to become evidenced by its execution of the Exchange Agreement, and related documents.

8. Shareholder Approval.

8.1 The Exchange will be subject to the approval by a majority of Diamine's and Cartoon's shareholders. At the time of execution of the definitive Exchange Agreement, Diamine's affiliates will agree to vote in favor of the Exchange. Diamine's shareholders may vote under a voting trust, through a voting agreement, by written consent, or by another instrument that will collectively represent the affirmative votes of the plurality in the total number of shares of Diamine Stock issued and outstanding required to approve the Exchange and related matters (discussed hereinbelow), in accordance with the applicable provisions of Delaware law.

8.2 If Diamine's shareholders are unable to consummate the Exchange, or the overall transaction suggested by this proposal, by consent in lieu of a special meeting, then, and in such case, Cartoon will call a special meeting of Diamine's shareholders as permitted by Delaware law in accordance with the applicable rules and regulations of the SEC.

9. **Disclosure.** Cartoon will be permitted to issue a press release upon the signing of this preliminary Letter of Intent by an authorized representative of Diamine. Cartoon and Diamine agree to take all reasonable precautions to prevent any trading in Cartoon's securities by their respective officers, directors, employees, and agents having knowledge of the proposed Exchange until the proposed Exchange has been sufficiently publicly disclosed.

10. **Professional Fees.** Each party will pay the fees of its own accountants, attorneys, investment advisors, and other professionals. However, Cartoon will pay the reasonable fees and expenses of Diamine to prepare Diamine's SEC filings (relating to pre-merger shareholder notification), and other charges incurred in the Exchange.

11. **Confidentiality.** The Parties have entered into a confidentiality agreement of even date herewith, concerning the protection of the confidential information of the other party received during the negotiations contemplated by this letter, and each party hereby reaffirms such obligations.

12. **Nature of Negotiations.** The Parties understand that the negotiations described in this letter are preliminary Exchange negotiations. The overall transaction suggested by this Letter of Intent will be subject to execution of definitive agreements containing conditions, including, but not limited to, those referenced in this letter.

13. **Effect of This Letter.** Except for sections one, two, four, six, seven, 10, 11, and 13 of this Letter of Intent, which create binding obligations on Cartoon and Diamine as indicated, this Letter of Intent creates no liability or obligation on the part of either Diamine or Cartoon. Neither party will have any obligation to consummate the transactions contemplated by this Letter of Intent unless and until the definitive Exchange Agreement and all other definitive contracts and writings concerning the Exchange and the overall transaction suggested by this Letter of Intent are executed by both Parties and the conditions set forth in the definitive Exchange Agreement are satisfied. The operative, binding, and contractual agreements set forth in this Letter of Intent shall be governed by the laws of the State of Delaware.

14. **Remedies.** In the event of a breach by either party of the compulsory terms and provisions contained in this Letter of Intent, including the breach by either party of any of the binding provisions relating to the Exchange and the agreements relative to the binding obligations hereinunder, the other party may be entitled to any remedy for such breach available at law or in equity.

15. **No Negative Inference against Preparer.** This Letter of Intent is the result of negotiations between the Parties, each of which is represented by counsel and other professionals of their own choosing. All Parties shall be deemed to have drawn the operative and binding terms of this Letter of Intent and no negative inference or interpretation shall be made by a court of

competent jurisdiction, by an arbitrator, or by a mediator, against the party, whose counsel drafted this document.

16. **No Admission of Liability.** Neither this Letter of Intent nor the negotiation, preparation, or submission hereof, shall be, or shall be deemed or construed to be (i) an admission of (a) any liability by any of the Parties, or (b) the validity of any claims; or (ii) the basis for any lawsuit, arbitration, or mediation, other than an action to enforce, or to seek damages, for the breach of the operative and binding provisions of this Letter of Intent.

As I previously mentioned, Cartoon's Board of Directors and principal shareholder believe that a combination of our companies is compelling from a strategic perspective and will create a superior platform to establish and continue growth. In conclusion, I would like to highlight, what I believe to be, the principal and substantial benefit from our proposed transaction: To provide a more substantial base for developing further capabilities. I believe that market conditions and newly enacted Federal and state regulations are inevitably compelling substantial integration of small, struggling companies, that either previously registered their securities under the Securities Exchange Act of 1934, as in Cartoon's case, or the securities of which were exempt from registration under an applicable exemption from registration, as in Diamine's case. Of course, in the absence of the use of these companies for fraudulent purposes or to circumvent SEC registration requirements, I firmly believe that microcap public companies are essential to the backbone for the development and growth of start-up business in this nation. Moreover, the development of the combined company will rely on the availability of capital from public markets, which is not available to non-public companies. Again, I believe that Cartoon's proposal is substantially more attractive to your shareholders than your other prospects. I believe that your shareholders will enthusiastically embrace our proposal, once they learn of it. In light of the fiduciary responsibilities of Diamine's Board of Directors to its shareholders, we believe that you have a legal duty to facilitate the receipt by your shareholders of our proposal in order that they may freely choose what we believe is a favorable transaction. Our proposal provides your shareholders with the prospect of an immediate and significant increase in their liquidity by offering a compelling long term opportunity to partcipate as shareholders in an emerging growth company in the development stage.

We propose that you timely provide Cartoon with the opportunity to perform confirmatory bring-down, accounting, and legal due diligence. We believe that time is of the essence, and, in order to expedite the process, we are prepared to move forward expeditiously by committing all of our resources, although limited, to promptly consummate the Exchange Transaction suggested by this Letter of Intent. We are immediately prepared to enter into a confidentiality agreement, to perform our limited, initial due diligence requirements described hereinabove, and to enter into an Exchange Agreement with you on the terms and conditions set forth hereinabove and to consummate the combination of our companies in the manner and by the timing set forth hereinabove.

The Board of Directors of Cartoon has unanimously approved this proposal and has unanimously authorized Cartoon to proceed in this matter.

I am prepared to meet with you immediately to answer any questions you may have and to establish the definitive terms and provisions to be contained in the Exchange Agreement. In fact, in that regard, Cartoon has prepared a working draft of the proposed Exchange

Agreement, which I am prepared to deliver to you, upon your agreement with our statements in this Letter of Intent and by your overall acceptance of our terms and conditions related to the proposed Exchange.

Therefore, if this letter accurately reflects your understanding, kindly indicate your intent by signing this Letter of Intent, where indicated below. Upon Diamine's acceptance, I will notify you by telephone of the location where you may transmit the signature page, which acknowledges Diamine's acceptance of the general terms and provisions contained in this Letter of Intent and of Diamine's agreement to proceed in regard to the overall Exchange Transaction suggested by this Letter of Intent.

Very truly yours,

CARTOON ACQUISITION, INC.

Randolph S. Hudson
President
Chief Executive Officer

ACCEPTED AND AGREED TO:

Diamine TECH GROUP, INC.
("Diamine")

By: Rose Merzel
Authorized Representative
Member, Board of Directors

Date Approved: ____________________

Attachment/Enclosure, Due-Diligence Information Schedule